                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                              Cheap Tickets, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   162672109
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                                (CUSIP Number)

                              Eric J. Bock, Esq.
              Senior Vice President, Law and Corporate Secretary
                              Cendant Corporation
                    9 West 57th Street, New York, NY 10019
                           Telephone: (202) 431-1836

                                   Copy to:
                             Kenton J. King, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                             525 University Avenue
                              Palo Alto, CA 94301
                                (650) 470-4500
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 13, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 2 of 11
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                                 SCHEDULE 13D
-------------------------------                  -----------------------------
CUSIP No. 162672109                              Page  2   of    10    Pages
         -----------------                           ----       ----
-------------------------------                  -----------------------------
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Cendant Corporation
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)
 4
             WC
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      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
              United States
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                                 None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                    10,960,637 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                 None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 10,960,637 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

            10,960,637 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
            47%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
            CO
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                                 Page 3 of 11
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          This Statement on Schedule 13D (this "Schedule 13D") relates to the
Agreement and Plan of Merger, dated August 13, 2001 (the "Merger Agreement") by and among Cendant Corporation, a Delaware corporation ("Parent"), Diamondhead Acquisition Corporation, a Delaware corporation and an wholly owned subsidiary of Parent (the "Purchaser") and Cheap Tickets, Inc., a Delaware corporation (the "Company"). Pursuant to the Merger Agreement, on August 23, 2001, the Purchaser commenced a tender offer (the "Offer") to purchase all issued and outstanding shares of common stock ("Common Stock"), par value $0.001 per share (the "Shares"), of the Company at a price of $16.50 per share, net to the seller in cash. Following the Offer, it is expected that the Purchaser will be merged with and into the Company (the "Merger"), and the Company will be the surviving corporation in the Merger. At the effective time of the Merger, each share of Common Stock then outstanding (other than shares held by Parent, the Purchaser or any other wholly owned subsidiary of Parent), will be canceled and retired and converted into the right to receive $16.50 per Share or any higher price per Share paid in the Offer, in cash payable to the holder thereof without interest. The Merger Agreement has been filed as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO filed by Parent and the Purchaser on August 23, 2001 (the "Schedule TO"), and is incorporated herein by reference. The Offer to Purchase setting forth the terms of the Offer has been filed as Exhibit
(a)(1)(A) to the Schedule TO (the "Offer to Purchase") and is incorporated herein by reference. The Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the Offer and the Merger on August 23, 2001.

          This Schedule 13D also relates to the Stockholder Agreement, dated August 13, 2001, among Parent, the Purchaser and the stockholders of the Company who are signatories to such agreement (the "Stockholders Agreement"). Pursuant to the Stockholder Agreement, such stockholders have agreed to tender the Shares held by them in the Offer and to grant Parent a proxy with respect to the voting of such Shares in favor of the Merger upon the terms and subject to the conditions set forth therein. In addition, each Stockholder has granted Parent an option to purchase all Shares beneficially owned or controlled by such Stockholder as of the date of the Stockholder Agreement, or beneficially owned or controlled by such Stockholder at any time thereafter (including, without limitation, Shares acquired by way of exercise of options, warrants or other rights to purchase shares of Common Stock), subject to certain conditions. The Stockholder Agreement has been filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

          The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 1.   Security and Issuer.

      This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Cheap Tickets, Inc., a Delaware corporation ("Cheap Tickets"). The principal executive offices of Cheap Tickets are located at 1440 Kapiolani Blvd, Honolulu, HI 96814.

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Item 2.    Identity and Background.


      (a) The name of the person filing this Statement is Cendant Corporation, a Delaware corporation ("Cendant").
      (b) The address of Cendant's principal office and principal business is 9 West 57th Street, New York, NY 10019.
      (c) Cendant is a diversified global provider of business and consumer services primarily within the real estate and travel sectors. The Company's fee-for-service businesses include hotel, real estate and tax preparation franchising; rental cars, fleet leasing and fuel cards; mortgage origination and employee relocation; customer loyalty programs; vacation exchange and rental services and vacation interval sales. Other business units include the UK's largest private car park operator and electronic reservations processing for the travel industry. With headquarters in New York City, the Company has approximately 60,000 employees and operates in over 100 countries. Cendant's principal executive offices are located at 9 West 57th Street, New York, New York 10019.
      (d) On June 14, 2000, the Securities and Exchange Commission (the "SEC") instituted and simultaneously settled an administrative proceeding, Administrative Proceeding File No. 3-10225, against Cendant in connection with certain accounting irregularities at the former CUC International, Inc., which merged with HFS Incorporated in December 1997 to form Cendant. The SEC found that, as a result of such accounting irregularities, Cendant violated the periodic reporting, corporate record-keeping and internal controls provisions of the federal securities laws. Without admitting or denying the findings contained in the SEC's administrative order, Cendant consented to the issuance of an SEC order directing Cendant to cease and desist from committing or causing any violation, and any future violation, of the periodic reporting, corporate record-keeping and internal controls provisions of the federal securities laws. No financial penalties were imposed against Cendant.
      (e) Except as set forth in response to this Item 2, during the last five years, neither Cendant nor, to the best of Cendant's knowledge, any of the individuals referred to in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.
      (f) The name, business address, present principal occupation and citizenship of each executive officer and director is set forth in Schedule A to this Schedule 13D and is specifically incorporated herein by reference.

Item 3.    Source and Amount of Funds or Other Consideration.

          The information set forth in the section entitled "THE TENDER OFFER -
10. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference. The Purchaser will acquire all funds from Parent, which currently intends to use generally available corporate funds (which include the proceeds of recent issuances of debt securities) for this purpose.

Item 4.   Purpose of Transaction.

          The information set forth in the sections entitled "INTRODUCTION", "THE TENDER OFFER - 11. Background of the Offer", "THE TENDER OFFER - 12. Purpose of the Offer; Plans for the Company", "THE TENDER OFFER - 13. The Merger Agreement and the Stockholder Agreement" and "THE TENDER OFFER - 7. Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference. This Schedule 13D relates to the transactions contemplated by the Merger Agreement, and the Stockholder Agreement. Copies of the Merger Agreement and the Stockholder Agreement, attached as Exhibits (d)(1) and (d)(2), respectively, to the Schedule TO, are incorporated herein by reference.

          Except as set forth in this Item 4, neither Parent nor the Purchaser has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a), (c) The information set forth in each of the sections entitled "INTRODUCTION," "THE TENDER OFFER - 8. Certain Information Concerning the Company," "THE TENDER OFFER - 9. Certain Information Concerning Parent and the Purchaser," "THE TENDER OFFER - 11. Background of the Offer", "THE TENDER OFFER-
12. Purpose of the Offer; Plans for the Company," "THE TENDER OFFER - 13. The Merger Agreement and the Stockholder Agreement" and Schedule I of the Offer to Purchase is incorporated herein by reference.

          (b) The number of Shares of the Company that may be deemed to be beneficially owned by Parent (i) with respect to which their sole voting power is none, (ii) with respect to which their shared voting power is 10,960,637,
(iii) with respect to which their sole dispositive power is none, and (iv) with respect to which their shared dispositive power is 10,960,637.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          The information set forth in each of the sections entitled "THE TENDER OFFER - 11. Background of the Offer", "THE TENDER OFFER - 12. Purpose of the Offer; Plans for the Company", "THE TENDER OFFER - 13. The Merger Agreement and the Stockholder Agreement," "THE TENDER OFFER - 8. Certain Information Concerning the Company" and

"THE TENDER OFFER - 9. Certain Information Concerning Parent and the Purchaser" in the Offer to Purchase is incorporated herein by reference.

          Other than the Merger Agreement and the exhibit thereto, and the Stockholder Agreement, and as set forth below, to the knowledge of Parent, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Cheap Tickets, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be filed as Exhibits.

      1.* Agreement and Plan of Merger, dated August 13, 2001 by and among Cendant Corporation, Diamondhead Acquisition Corporation and Cheap Tickets, Inc.

      2.* Stockholder Agreement, dated August 13, 2001, by and among Cendant Corporation, Diamondhead Acquisition Corporation and certain stockholders of Cheap Tickets, Inc.

      3.*  Offer to Purchase, dated August 23, 2001.

      4. Joint Filing Agreement, dated as of August 23, 2001 between Parent and Purchaser.

* Incorporated by reference to the Tender Offer Statement on Schedule TO filed by Cendant Corporation and Diamondhead Acquisition Corpoaration on August 23, 2001.

Signature

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Cendant Corporation

Dated:  August 23, 2001                      By: /s/ Eric J. Bock
                                                 --------------------------
                                             Name:   Eric J. Bock
                                             Title:  Senior Vice President,
                                                     Law and Corporate Secretary

                          SCHEDULE A TO SCHEDULE 13D

    Following is a list of each executive officer and director of Cendant Corporation setting forth the business address and present principal employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. The persons named below are citizens of the United States (other than Mr. Mulroney, who is a citizen of Canada) and have not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are or were subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                                   DIRECTORS
               (INCLUDING DIRECTORS WHO ARE EXECUTIVE OFFICERS)


              Name                      Principal Occupation                      Address
Henry R. Silverman                President, Chairman and Chief       Cendant Corporation
                                  Executive Officer                   9 West 57th Street
                                                                      New York, NY 10019

James E. Buckman                  Vice Chairman and                   Cendant Corporation
                                  General Counsel                     9 West 57th Street
                                                                      New York, NY 10019

Stephen P. Holmes                 Vice Chairman; Chairman and         Cendant Corporation
                                  Chief Executive Officer,            6 Sylvan Way
                                  Cendant Travel Division             Parsippany, NJ 07054

Martin Edelman                    Of Counsel, Paul Hastings           Paul, Hastings, Janofsky & Walker
                                  Janofsky & Walker                   LLP
                                                                      399 Park Avenue
                                                                      New York, NY 10022

Myra J. Biblowit                  President, The Breast Cancer        The Breast Cancer Research
                                  Research Foundation                 Foundation
                                                                      Suite 1209
                                                                      654 Madison Avenue
                                                                      New York, NY 10021

The Rt. Hon. Brian Mulroney,      Senior Partner, Ogilvy Renault      Ogilvy Renault
P.C., LL.D.                                                           1981 McGill College Ave.
                                                                      Suite 1100
                                                                      Montreal, Quebec H3A 3C1

Robert W. Pittman                 President and Co-Chief              AOL Time Warner, Inc.
                                  Operating Officer, AOL Time         22000 AOL Way
                                  Warner, Inc.                        Dulles, VA 20166


Sheli Z. Rosenberg                Vice Chairwoman, Equity Group       Equity Group Investments, Inc.
                                  Investments, Inc.                   2 N. Riverside Plaza
                                                                      Suite 600
                                                                      Chicago, IL 60606

Leonard S. Coleman                Senior Advisor,                     Cendant Corporation
                                  Major League Baseball               9 West 57th Street
                                                                      New York, NY 10019

John C. Malone, Ph.D.             Chairman, Liberty Media             Liberty Media Corporation
                                  Corporation                         9197 South Pioria St.
                                                                      Englewood, CO 80112

Robert E. Nederlander             President, Nederlander              Nederlander Organization, Inc.
                                  Organization, Inc.                  1450 Broadway
                                                                      20th Floor
                                                                      New York, NY 10018

Cheryl D. Mills                   Senior Vice President,              Oxygen Media, Inc.
                                  Corporate Policy and Public         New York, NY 10011
                                  Programming, Oxygen Media, Inc.     75 Ninth Avenue
                                                                      New York, NY 10018

Robert F. Smith                   Senior Managing Director,           Car Component Technologies, Inc.
                                  Car Component Technologies, Inc.    10 Ironhorse Drive
                                                                      Bedford, NH 03110

Secretary William S. Cohen        Chairman and Chief Executive        The Cohen Group
                                  Officer, The Cohen Group            600 13th St. NW
                                                                      Suite 640
                                                                      Washington, DC 20005

                   EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

              Name                      Principal Occupation                      Address
Kevin M. Sheehan                  Senior Executive Vice President      Cendant Corporation
                                  and                                  6 Sylvan Way
                                  Chief Financial Officer              Parsippany, NJ 07054

Richard A. Smith                  Chairman and Chief Executive         Cendant Corporation
                                  Officer, Real Estate Division        6 Sylvan Way
                                                                       Parsippany, NJ 07054

John W. Chidsey                   Chairman and Chief Executive         Cendant Corporation
                                  Officer, Diversified Services        6 Sylvan Way
                                  Division                             Parsippany, NJ 07054


Samuel L. Katz                    Chief Strategic Officer and          Cendant Corporation
                                  Senior Executive Vice                9 West 57th Street
                                  President, Strategic and             New York, NY 10019
                                  Business Development


Thomas D. Christopoul             Senior Executive Vice President      Cendant Corporation
                                  and Chief Administrative Officer     6 Sylvan Way
                                                                       Parsippany, NJ 07054

Toby Ippolito                     Executive Vice President and         Cendant Corporation
                                  Chief Accounting Officer             6 Sylvan Way
                                                                       Parsippany, NJ 07054